Exhibit 99.1

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:      ACCLAIM ENERGY TRUST

Fiscal year end date used

to calculate capitalization:

December 31, 2005

Market value of listed or quoted securities: Total number of securities of a class or series outstanding at the issuer’s most recent fiscal year end	Trust Units 8%Debentures 11%Debentures	109,903,941 13,571,000 2,718,300

Simple average of the closing price of that class or series as of the last trading day of each of the months of the fiscal year (See clauses 2.11a)(ii)(A) or (B) of the Rule)	Trust Units 8%Debentures 11%Debentures	16.74 146.14 205.00

Market value of class or series	Trust Units 8%Debentures 11%Debentures		1,839,791,972 19,832,659 5,572,515
		Total:	1,865,197,147

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)

Market value of other securities: (See paragraph 2.11 (b) of the Rule) [Provide details of how value was determined.] Market value of Exchangeable Shares			7,201,833

(Repeat for each class or series of securities)

Capitalization (Add market value of all classes and series securities)			1,872,398,979

Participation Fee			$29,700

Late Fee, if applicable: (as determined under section 2.5 of the Rule)